Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

In this report, as used herein, and unless the context suggests otherwise, the terms “KNOREX,” “Company,” “we,” “us” or “ours” refer to the combined business of KNOREX Ltd., its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on August 19, 2026 (the “2025 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2025 Form 20-F under “ITEM 3. KEY INFORMATION D. Risk Factors” or in other parts of the 2025 Form 20-F.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
				Percentage
	2026	2025	Change	Change
	US$	US$	US$	%
Revenue	$2,678,528	$2,826,381	$(147,853)	(5.2)
Cost of revenue	(1,434,296)	(1,547,272)	112,976	(7.3)
Gross profit	1,244,232	1,279,109	(34,877)	(2.7)
Platform operations expenses	(1,191,287)	(1,383,969)	192,682	(13.9)
Sales and marketing expenses	(728,506)	(1,353,208)	624,702	(46.2)
Technology and development expenses	(1,234,535)	(1,232,040)	(2,495)	0.2
General and administrative expenses	(3,225,273)	(937,837)	(2,287,436)	243.9
Loss from operations	(5,135,369)	(3,627,945)	(1,507,424)	41.6
Total other expense, net	(276,390)	(915,365)	638,975	(69.8)
Loss before income taxes	(5,411,759)	(4,543,310)	(868,449)	19.1
Provision for income taxes	22,391	74,763	(52,372)	(70.1)
Net loss	(5,434,150)	(4,618,073)	(816,077)	17.7
Less: Net income attributable to noncontrolling interest	(230)	(630)	400	(63.5)
Net loss attributable to KNOREX Ltd.	$(5,434,380)	$(4,618,703)	$(815,677)	17.7

Comparison of Results of Operations

Six months ended June 30, 2026 compared to six months ended June 30, 2025

Revenue

For the six months ended June 30, 2026 and 2025, we derived our revenue primarily from platform subscription fees, platform services fees, managed activations and professional services.

The following tables set forth the breakdown of our revenue by service lines for the periods indicated:

	For the Six Months Ended June 30,
	2026	2025
	US$	US$
Revenue:
Platform subscription fee	$1,146,072	$1,219,089
Platform services fees	1,476,637	1,599,347
Managed activations and professional services	55,819	7,945
Total	$2,678,528	$2,826,381

The following tables set forth the breakdown of our revenue by regions for the periods indicated:

	For the Six Months Ended June 30,
	2026	2025
	US$	US$
Revenue:
U.S. operation	$2,175,408	$2,538,797
International operation	503,120	287,584
Total	$2,678,528	$2,826,381

Our revenue decreased by 5.2% from approximately US$2.8 million for the six months ended June 30, 2025 to approximately US$2.7 million for the six months ended June 30, 2026, primarily due to the decrease of approximately US$0.4 million in our revenue generated from our U.S. operation from approximately US$2.6 million in 2025 to approximately US$2.2 million in 2026, which is offset by the increase of approximately US$0.2 million of our revenue generated from our international operation from approximately US$0.3 million in 2025 to approximately US$0.5 million in 2026. The decrease in our U.S. revenue is primarily due to reduced spending by certain major customers following the loss of contracts with their end-clients as previously disclosed. In addition, the Company experienced fluctuations in customer spending as more customers engaged our services through insertion orders which is quotation-based rather than long-term contracts, while certain new customers initially allocated smaller budgets to test advertising campaigns.

The table below sets forth our selected operating data for the periods indicated:

	For the Six Months Ended June 30,
	2026	2025
Number of customers(1)	25	20
Average revenue per customer (US$)(2)	107,141	141,319
Revenue from self-serve (includes add-ons) (%)	97.9	99.7
Revenue from managed activations and professional services (%)	2.1	0.3

Notes:

(1)	“Customer” refers to any entity that enters into a contract with us, typically an advertising agency or a corporate entity. To be classified as a Customer, the party must have a cumulative contract value exceeding US$3,000 between January 1 and June 30 of the respective period. The advertiser (defined as the Customer’s client) is the end user or ultimate buyer of the advertisement.
(2)	Average revenue per customer is calculated as the total revenue for the year divided by the total number of customers for the same period. Our management use this metric as a measure to assess the overall progress and direction of our business, as well as to select and pursue customers who can keep pace with our growth.

Revenue from self-serve refers to the portion of XPO revenue generated through customer activations, onboarding, and usage that occur without significant involvement from sales, customer success, or implementation teams. Customers are able to operate and expand their usage independently through product-led workflows and automated systems.

This operating metric is important because it reflects the scalability, efficiency, and product maturity of the XPO platform. Higher self-serve revenue generally indicates that customers can realize value quickly with minimal operational support, reducing customer servicing costs while enabling faster growth. Compared to managed activations, self-serve activations are typically associated with lower dependency on internal resources, improved gross margins, and greater ability to scale across customer segments and geographies. While managed activations remain important for complex or strategic accounts, self-serve revenue is generally viewed as a favorable indicator of operational leverage, automation effectiveness, and long-term sustainable growth.

As a number of our key customers’ end-clients operate in the automotive sector and have been adversely affected by U.S. import tariffs, customer demand has slowed. In response, the Company expended its marketing efforts by attending trade fairs and increasing its inbound and outbound marketing outreach to attract new customers. As a result, for the six months ended June 30, 2026, our customer count increased by approximately 25%, from 20 customers for the six months ended June 30, 2025, to 25 customers for the six months ended June 30, 2026. However, average revenue per customer decreased by approximately 24.2%, from US$141,319 to US$107,141 over the same period. The decrease was primarily due to lower advertising spending by certain existing customers, including customers whose contracts were approaching expiration, as well as smaller initial advertising budgets allocated by new customers to test advertising campaigns.

Cost of Revenue

Our cost of revenue is primarily the cost to acquire advertisement media sources, advertisement data sources and advertisement related technology features.

Our cost of revenue decreased by 7.3% from approximately US$1.5 million for the six months ended June 30, 2025 to approximately US$1.4 million for the six months ended June 30, 2026, primarily due to the decrease in purchase and usage of advertisement media sources, advertisement data sources and advertisement related technology features. The decrease is consistent with the revenue decrease of our platform services and advertisement services.

Gross Profit and gross profit margin

We recorded a gross profit of approximately US$1.3 million for the six months ended June 30, 2025, as compared to approximately US$1.2 million for the six months ended June 30, 2026. The decrease is consistent with the revenue decrease of our platform services.

Our gross profit margin is primarily determined by the type of platform services our customers utilize. For the six months ended June 30, 2026, a greater proportion of customers utilized our higher-margin platform subscriptions and service offerings, including data and AI-driven automation features. As a result, our gross profit margin slightly improved from 45.3% for the six months ended June 30, 2025 to 46.5% for the six months ended June 30, 2026.

Operating Expenses

Our operating expenses include sales and marketing expenses, platform operations expenses, technology and development expenses, general and administrative expenses. We allocate overhead costs such as information technology infrastructure, rent and occupancy charges based on headcount for all these categories.

The following tables set forth components of our operating expenses for the periods indicated:

	For the Six Months Ended June 30,
	2026		2025
	US$	%	US$	%
Platform operations expenses	$1,191,287	18.7	$1,383,969	28.2
Sales and marketing expenses	728,506	11.4	1,353,208	27.6
Technology and development expenses	1,234,535	19.4	1,232,040	25.1
General and administrative expenses	3,225,273	50.6	937,837	19.1
Total	$6,379,601	100.0	$4,907,054	100.0

Our total operating expenses increased by 30.0% from approximately US$4.9 million for the six months ended June 30, 2025 to approximately US$6.4 million for the six months ended June 30, 2026, primarily due to the increase of approximately US$2.3 million in general and administrative expenses and the increase of approximately US$2,000 in technology and development expenses, partially offset by the decrease of approximately US$0.2 million in platform operations expenses and the decrease of approximately US$0.6 million in sales and marketing expenses.

●	Platform operations expenses. Platform operations expenses primarily consist of expenses related to hosting our XPO platform, including hosting costs, data-related costs, IT systems and privacy certifications and audits, and personnel costs comprising salaries and other compensation-related expenses attributable to personnel who support the platform and provide clients with platform support. Our platform operations expenses decreased by 13.9%, from approximately US$1.4 million for the six months ended June 30, 2025 to approximately US$1.2 million for the six months ended June 30, 2026. The decrease was primarily due to a decrease of approximately US$0.1 million in consultancy and professional fees and approximately US$0.2 million in data, infrastructure costs, healthcare expenses, variable bonus and other miscellaneous expenses, partially offset by the increase of approximately US$0.1 million in subscription expenses. Our platform operations expenses as a percentage of revenue were 44.5% for the six months ended June 30, 2026, as compared to 49.0% for the six months ended June 30, 2025 as platform operations expenses are relatively fixed, and revenue declined.

●	Sales and marketing expenses. Sales and marketing expenses consist primarily of personnel costs comprising salaries and other compensation-related expenses for our sales and marketing personnel, professional services costs, and facility-related costs associated with advertising, product management, promotional materials, public relations, and other sales and marketing programs. Our sales and marketing expenses decreased by 46.2%, from approximately US$1.3 million for the six months ended June 30, 2025 to approximately US$0.7 million for the six months ended June 30, 2026. The decrease was primarily due to a decrease of approximately US$0.4 million including base salaries, annual leaves, variable bonus and staff commissions, as we increased our use of AI tools to drive efficiency in our sales and marketing activities, which directly reduced our personnel usage, approximately US$0.1 million decreased in subscriptions and approximately US$0.1 million decreased in consultancy and professional fees. Our sales and marketing expenses as a percentage of revenue were 27.2% for the six months ended June 30, 2026, as compared to 47.9% for the six months ended June 30, 2025.

●	Technology and development expenses. Technology and development expenses consist primarily of personnel costs comprising salaries and other compensation-related expenses for the Company’s technology and development personnel engaged in the ongoing development and maintenance of the Company’s platform, professional services costs, facility-related costs, and costs related to research and product development. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with software development that qualifies for capitalization in accordance with ASC 350-40, Internal-Use Software (“ASC 350-40”), which requires the capitalization of certain costs incurred only during the application development stage. The Company periodically evaluates research and development costs that may be eligible for capitalization. Our technology and development expenses increased by 0.2% or approximately US$2,000, from approximately US$1.232 million for the six months ended June 30, 2025 to approximately US$1.234 million for the six months ended June 30, 2026, primarily due to a increase of approximately US$0.105 million in staff salaries, overtime and provident fund, partially offset by the decrease of approximately US$0.103 million in amortization expense related to capitalized software development costs. Our technology and development expenses as a percentage of revenue were 46.1% for the six months ended June 30, 2026, as compared to 43.6% for the six months ended June 30, 2025.

●	General and administrative expenses. General and administrative expenses consist primarily of personnel costs comprising salaries and other compensation-related expenses for executive management, finance, accounting, human resources, legal, compliance, and other administrative functions, as well as professional services costs and other facility-related costs. Our general and administrative expenses increased by 243.9%, from approximately US$0.9 million for the six months ended June 30, 2025 to approximately US$3.2 million for the six months ended June 30, 2026, primarily driven by an increase of approximately US$2.0 million in consultancy and professional fees due to the service in related to capital management and fundraising, corporate development and management and business consulting, an increase of approximately US$0.2 million in insurance expense. Our general and administrative expenses as a percentage of revenue was 120.4% for the six months ended June 30, 2026 as compared with 33.2% for the six months ended June 30, 2025.

Other Expense, Net

The following table sets forth the breakdown of our other expense, net for the periods indicated:

	For the Six Months Ended June 30,
				Percentage
	2026	2025	Change	Change
	US$	US$	US$	%
Interest expense	(594,558)	(858,205)	263,647	(30.7)
Amortization of discount on debt instrument	(325,000)	(137,662)	(187,338)	136.1
Foreign exchange (loss) gain, net	137,334	(18,141)	155,475	(857.0)
Other income, net	505,834	98,643	407,191	412.8
Total other expense, net	(276,390)	(915,365)	638,975	(69.8)

●	Interest expense. Our interest expense decreased by 30.7% from approximately US$0.9 million for the six months ended June 30, 2025 to approximately US$0.6 million for the six months ended June 30, 2026, primarily due to the decrease in our short term loans – third parties. As of the issuance date of these accompanying unaudited condensed consolidated financial statements, these short term loans – third parties have been repaid partially.

●	Amortization of discount on debt instrument. Our amortization of discount on debt instrument increased by 136.1% from approximately US$0.1 million for the six months ended June 30, 2025 to approximately US$0.3 million for the six months ended June 30, 2026, primarily due to the senior note payable entered in April 2026 in connection with our debt instrument which we fully amortized the discount for the six months ended June 30, 2026.

●	Foreign exchange (loss) gain, net. Our foreign exchange result changed from a foreign exchange loss of approximately US$18,000 for the six months ended June 30, 2025 to a foreign exchange gain of approximately US$0.1 million for the six months ended June 30, 2026. The change in which was primarily a result of the exchange rate fluctuation between the dates of the transaction and the balance sheet date with transactions denominated in currencies other than our or our subsidiaries’ functional currency.

●	Other income, net. Our other income increased from approximately US$0.1 million for the six months ended June 30, 2025 to approximately US$0.5 million for the six months ended June 30, 2026, primarily due to the increase in other income of approximately US$0.2 million and the increase in gain on disposal of investment in subsidiary of approximately US$0.2 million, partially offset by the decrease in government grant of approximately US$54,000.

Provision for Income Taxes

Our provision for income taxes decreased from approximately US$75,000 for the six months ended June 30, 2025 to approximately US$22,000 for the six months ended June 30, 2026, resulted from the decrease in our net income before tax from our profitable subsidiaries in the six months ended June 30, 2026 as compared to the same period in 2025.

Net Loss

As a result of the foregoing, our net loss was approximately US$5.4 million for the six months ended June 30, 2026 and approximately US$4.6 million for the six months ended June 30, 2025.

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, proceeds from conversion price of convertible notes upon conversion into its ordinary shares, and equity financing, which have historically been sufficient to meet our working capital and capital expenditure requirements.

Between February and June 2025, we raised US$1.6 million of short-term debt financing from third parties, related parties, and existing investors, with maturities in September 2025, subsequently extended to October 2026. Two of the lenders further subscribed for approximately US$0.1 million of convertible notes. In May 2025, we also obtained an additional US$0.2 million from a business lending company.

In May 2025, we secured approximately US$1.0 million in short-term debt financing from an existing investor, maturing in September 2025, subsequently extended to October 2026, subject to a one-time interest charge of 10%. In connection with this financing, we issued 100,000 warrants to the investor, exercisable at US$2.6 per share and expiring in June 2027.

In July and September 2025, we secured an additional US$1.0 million of short-term debt financing from existing investors, with maturities in September 2025, subsequently extended to October 2026.

In September 2025, we completed our initial public offering with net proceeds of approximately US$10.8 million. In addition, management has continued to pursue a strategy to raise additional debt and equity financing.

In April 2026, we secured approximately US$2.7 million, net of issuance costs, in senior note payable.

In September 2026, we raised additional equity financing through our ELOC facility by issuing 1,750,000 Class A Ordinary Shares at US$0.2772 per share. The issuance generated gross proceeds of US$485,100, of which US$98,000 was offset against accrued and unpaid interest on outstanding promissory notes, resulting in net cash proceeds of US$387,100. We continue to evaluate further financing opportunities, including additional issuances under the ELOC facility, subject to the terms and conditions of the agreement.

As of the date of this interim report, our available cash resources amounted to approximately US$0.3 million. We intend to fund our planned operations and meet our payment obligations through existing cash resources and to seek for additional financing.

We had a working capital deficit of approximately US$13.3 million and US$7.7 million as of June 30, 2026 and December 31, 2025, respectively. This raises substantial doubt about our ability to continue as a going concern.

To sustain our ability to support our operating activities, we considered supplementing our sources of funding through the following:

●	Equity financing;
●	Debt financing through issuance of convertible notes; and
●	Other available sources of financing from banks or other financial institutions.

The unaudited condensed consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

The following tables set forth our selected consolidated cash flow data for the periods indicated:

	For the Six Months Ended June 30,
	2026	2025
	US$	US$
Net cash used in operating activities	(2,411,751)	(2,759,308)
Net cash provided by (used in) investing activities	54,680	(405,779)
Net cash provided by financing activities	2,491,496	2,730,062
Effect of exchange rate changes	(125,711)	(178,710)
Net change in cash and cash equivalents	8,714	(613,735)
Cash and cash equivalents, at the beginning of period	129,104	824,728
Cash and cash equivalents, at the end of period	137,818	210,993

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2026 was approximately US$2.4 million, primarily reflecting our net loss of approximately US$5.4 million, a decrease of approximately US$0.9 million in accounts payable due to timely payments and the increase of approximately US$0.1 million in other receivables as a result of increased refundable deposits from third party service providers; which was offset by non-cash expense of depreciation, amortization of discount on debt instrument, amortization of capitalized software development costs, and recovery of credit losses of approximately US$0.6 million, the decrease of approximately US$0.6 million in accounts receivable as a result of a better collection effect during the period, the decrease of approximately US$1.7 million in prepaid expenses – related party was attributable to the utilization of prepaid post-listing consulting and advisory services provided by a related party, the decrease of approximately US$0.5 million in prepaid expenses and other current assets was due to the utilization of advance payments for corporate advisory services, including ongoing guidance on financing planning and structuring, and the increase of approximately US$0.6 million in other payables and accrued liabilities as a result of increased accrued professional fees and payroll expense.

Net cash used in operating activities for the six months ended June 30, 2025 was approximately US$2.8 million, primarily reflecting our net loss of US$4.6 million and a decrease of approximately US$0.6 million in accounts payable due to timely payments; which was offset by non-cash expense of depreciation, amortization of discount on debt instrument, amortization of capitalized software development costs, and recovery of credit losses of approximately US$0.5 million, the decrease of approximately US$1.2 million in accounts receivable as a result of a better collection effect during the period, the decrease in other receivables of approximately US$0.2 million as a result of decreased refundable deposits from third party service providers, and the increase of approximately US$0.5 million in other payables and accrued liabilities as a result of increased accrued interest expense and professional fees.

Investing Activities

Net cash provided by investing activities was approximately US$55,000 for the six months ended June 30, 2026, which was primarily attributable to the repayment of loan by a third party of approximately US$0.4 million, offset by the purchase of office equipment of approximately US$2,000 and capitalized software development costs of approximately US$0.3 million.

Net cash used in investing activities was approximately US$0.4 million for the six months ended June 30, 2025, which was primarily attributable to the purchase of office equipment of approximately US$10,000 and capitalized software development costs of approximately US$0.4 million.

Financing Activities

Net cash provided by financing activities was approximately US$2.5 million for the six months ended June 30, 2026, which was mainly attributable to the proceeds from senior note payable of approximately US$2.7 million and proceeds from short-term loan – third parties of approximately US$0.2 million, and offset by repayments of long-term bank loans of approximately US$0.2 million and repayments of short-term loan – third parties of approximately US$0.2 million.

Net cash provided by financing activities was approximately US$2.7 million for the six months ended June 30, 2025, which was mainly attributable to the proceeds from short-term loan – third parties of approximately US$3.0 million, proceeds from convertible notes of US$0.3 million, proceeds from short-term loan – related parties of US$0.2 million, proceeds from exercise of warrants of approximately US$0.2 million, and offset by the payments of deferred offering costs of US$0.4 million, repayments of long-term bank loans of approximately US$0.2 million, repayments of short-term loan – third parties of approximately US$0.2 million and repayment of short-term loan – related parties of US$0.1 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.